Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS REPORTS

FOURTH QUARTER & FULL-YEAR 2018 RESULTS, ANNOUNCES $500

MILLION SUBSTANTIAL ISSUER BID

Net Income of $858 Million for the Quarter and $3.7 Billion for the Year;

Company FFO of $416 Million for the Quarter and $1.2 Billion for the Year;

Quarterly Distribution Raised by 5% to $0.33 per Unit

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, February 7, 2019 – Brookfield Property Partners L.P. (NASDAQ: BPY; NASDAQ: BPR; TSX: BPY.UN) (“BPY”) today announced financial results for the quarter and year ended December 31, 2018. In addition, the Partnership announced its intention to launch a Substantial Issuer Bid (“SIB”) to repurchase up to an aggregate of $500 million of BPY units and Class A shares of Brookfield Property REIT Inc. at a price of at least $19.00 per unit but not more than $21.00 per unit.

“2018 was a transformational year for BPY as we grew our earnings, continued our capital recycling initiatives, completed the acquisition of GGP and launched BPR, our new U.S. REIT,” said Brian Kingston, chief executive officer. “With our fifth consecutive year of increased Company FFO per unit, we are pleased to announce that we are raising the quarterly distribution to unitholders by 5% and will also be allocating a significant amount of capital to repurchase our own units at a substantial discount to their underlying value.”

Financial Results

	Three months ended Dec. 31,		Twelve months ended Dec. 31,
(US$ Millions, except per unit amounts)	2018	2017	2018	2017
Net income(1)	$858	$958	$3,654	$2,468
Company FFO(2)	$416	$286	$1,179	$1,017
Realized gains on LP Investments(3)	$417	$422	$490	$477

Net income per LP unit(4)	$0.51	$0.17	$2.28	$0.48
Company FFO per unit(5)	$0.43	$0.41	$1.48	$1.44
Company FFO and realized gains per unit(5)	$0.86	$1.01	$2.09	$2.12

(1)	Consolidated basis – includes amounts attributable to non-controlling interests.
(2)	See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition and components.
(3)	“LP Investments” refer to BPY’s investments in Brookfield-sponsored private real estate funds.
(4)	Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred shares that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred shares.
(5)	Company FFO per unit and realized gains per unit are calculated based on 974.1 million (2017 – 703.5 million) and 796.8 million (2017 – 704.7 million) units outstanding for the three and twelve months ended December 31, 2018, respectively. See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section in this press release.

Brookfield Property Partners L.P. 1

Net income for the quarter ended December 31, 2018 was $858 million ($0.51 per unit) versus $958 million ($0.17 per unit) for the same period in 2017. Net income for the year ended December 31, 2018 was $3.65 billion ($2.28 per unit) compared with $2.47 billion ($0.48 per unit) in 2017.

Company FFO was $416 million ($0.43 per unit) for the quarter ended December 31, 2018, compared with $286 million ($0.41 per unit) for the same period in 2017. Company FFO was $1.18 billion ($1.48 per unit) for the year ended December 31, 2018, compared with $1.02 billion ($1.44 per unit) in 2017. The increases in Company FFO for the quarter and year are primarily attributable to our increased investment in core retail and its seasonally strong performance in the fourth quarter, along with same-property income growth in the core office business. This strong operating performance more than offset the impact of a higher interest rate environment and the negative impact of converting foreign currency into U.S. dollars.

Operating Highlights

Our core office operations generated Company FFO of $170 million for the quarter ended December 31, 2018 compared to $148 million in the same period in 2017 and $608 million for the year ended December 31, 2018 compared to $532 million on a comparable basis in 2017. The increases over the prior year reporting periods are primarily attributable to same-property growth, offset in part by the negative impact of converting foreign currency into U.S. dollars, and the reallocation of capital from asset sales to our other businesses.

Occupancy in our core office portfolio increased 60 basis points during the fourth quarter to 93.5% on 3.3 million square feet of total leasing. Leases signed in the fourth quarter were at average rents 8% higher than leases that expired in the period. Total leasing for the year was 7.8 million square feet and occupancy increased 90 basis points during the year.

Our core retail operations generated Company FFO of $270 million for the quarter ended December 31, 2018 compared to $158 million in the comparable period in 2017 and $651 million for the year ended December 31, 2018 compared to $515 million in 2017. The increases in Company FFO over the prior quarter and year periods are primarily attributable to the acquisition of GGP in August 2018.

Core same-property retail occupancy finished the year at 96.5% on 9.6 million square feet of total leasing, with average initial suite-to-suite rent spreads of 11% on an NOI-weighted basis. NOI-weighted tenant sales per square foot increased 6% in 2018 to $746.

Our LP investments generated Company FFO of $77 million for the quarter ended December 31, 2018, compared to $89 million in the comparable period in 2017 and $330 million for the year ended December 31, 2018 compared to $335 million in 2017. The decrease in Company FFO over the prior reporting periods was largely a result of the sale of stabilized investments in this segment, where proceeds were reinvested but are not yet yielding comparable income. This was offset in part by strong same-property growth in existing investments.

	Three months ended Dec. 31,		Twelve months ended Dec. 31,
(US$ Millions)	2018	2017	2018	2017
Company FFO by segment
Core Office	$170	$148	$608	$532
Core Office gain	-	-	-	60
Core Retail	270	158	651	515
LP Investments	77	89	330	335
Corporate	(101)	(109)	(410)	(425)
Company FFO(1)	$416	$286	$1,179	$1,017

(1) See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

Brookfield Property Partners L.P. 2

Strategic Initiatives

Dispositions

In total for 2018, we participated in approximately $8 billion of gross asset dispositions at our share, sold on average at prices approximately 5% higher than our carrying IFRS values. These sales generated approximately $3.6 billion in net proceeds to BPY during the year. Dispositions completed in the fourth quarter include:

LP Investments

•	Sold U.S. logistics property business, IDI Logistics, for $3.5 billion, generating net proceeds of $482 million to BPY.
•	Sold 21 multifamily properties in the U.S. for an aggregate of $1.2 billion, generating net proceeds of $207 million to BPY.
•	Sold the Pullman Melbourne Hotel for A$156 million, generating net proceeds of $34 million to BPY.
•	Sold the Highline Dallas hotel for $68 million, generating net proceeds of $5 million to BPY.

Core Assets

•	Sold the office buildings at 10 & 12 Shelley St. in Sydney for A$804 million, generating net proceeds of $311 million to BPY.
•	Sold a 48% interest in a portfolio of five high-quality assets in Sydney and Perth. Net proceeds to BPY were $150 million.
•	Sold 49% of Fashion Place mall in Murray, UT for $594 million, generating net proceeds of $160 million to BPY.
•	Sold a 49% interest in 2001 M. Street in Washington, DC for $250 million, generating net proceeds of $38 million to BPY.
•	Sold 1550 Wilson Blvd. and 1560 Wilson Blvd. in Arlington, VA for $103 million, generating net proceeds of $38 million to BPY.

New Investments

The following new LP investments were made during the fourth quarter:

•	Completed the acquisition of Forest City Realty Trust Inc. for approximately $6.9 billion ($486 million at BPY’s share).
•	Acquired a 90% interest in a student housing and aparthotel operator and developer in France for €298 million ($330 million) ($22 million at BPY’s share).
•	Acquired the PGA National Hotel and Resort in Palm Beach, FL for $221 million ($15 million at BPY’s share).
•	Acquired 10 triple net lease properties for an aggregate of $118 million ($34 million at BPY’s share).
•	Acquired three extended-stay hotels in Tampa, FL for $42 million ($11 million at BPY’s share).
•	Acquired an aparthotel development in Lisbon, Portugal for €39 million ($45 million) ($3 million at BPY’s share).

BSREP III

Brookfield Asset Management Inc. (“BAM”) recently closed its successor opportunistic property fund (“the Fund”) with total capital of $15 billion. BPY committed $1 billion to this Fund and BAM committed the balance of Brookfield’s total commitment of $3.75 billion. The commitment by BPY is a smaller percentage than its investment in the prior opportunistic property fund as its excess capital is expected to be utilized to repurchase its units.

Balance Sheet Update

During the quarter, we executed on the following transactions to increase our balance sheet flexibility, increase liquidity and extend the maturity of our debt:

•	Refinanced Potsdamer Platz for €1.1 billion.
•	Refinanced the Wells Fargo Center South Tower in Los Angeles for $253 million.
•	Refinanced five core retail assets for an aggregate of $552 million.

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Unit Repurchase Program

Utilizing BPY’s in-place NCIB, the Partnership purchased 3,927,910 of its Limited Partnership units in the fourth quarter of 2018 at an average price of $17.04 per unit. In 2018, the total units purchased under the NCIB were 4,661,145 units at an average price of $17.35 per unit.

Distribution Increase and Declaration

The Board of Directors approved an increase in the Partnership’s quarterly distribution from $0.315 to $0.33 per unit ($1.32 per unit on an annual basis). Accordingly, the Board of Directors has declared a quarterly distribution of $0.33 per unit payable on March 29, 2019 to unitholders of record at the close of business on February 28, 2019.

The quarterly distributions are declared in U.S. dollars. Registered unitholders residing in the United States shall receive quarterly cash distributions in U.S. dollars and registered unitholders not residing in the United States shall receive quarterly cash distributions in the Canadian dollar equivalent, based on the Bank of Canada exchange rate on the record date. Registered unitholders residing in the United States have the option, through Brookfield Property Partners’ transfer agent, AST Trust Company (Canada) ("AST"), to elect to receive quarterly cash distributions in the Canadian dollar equivalent and registered unitholders not residing in the United States have the option through AST to elect to receive quarterly cash distributions in U.S. dollars. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held to discuss their options regarding distribution currency.

Board of Directors Update

The Board of Directors of BPY is pleased to announce the appointment of a new director, Scott R. Cutler. Mr. Cutler brings an impressive resume of experience in the technology and finance industries, recently having served in senior leadership positions at eBay, StubHub and the New York Stock Exchange.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly letter to unitholders and supplemental information package can be accessed before the market open on February 7, 2019 at bpy.brookfield.com. This additional information should be read in conjunction with this press release.

* * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO (“Company FFO”) and net income attributable to unitholders.

Company FFO and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS, but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

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NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items,” which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if the Partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest and the FFO that would have been attributable to unitholders’ shares of GGP Inc. (“GGP”), if all outstanding warrants of GGP were exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the Partnership’s stated plans for settling the warrants on such a basis. The warrants were exercised in the fourth quarter of 2017. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the Partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P. and limited partnership units of Brookfield Office Properties Exchange LP. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

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About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier commercial real estate companies, with approximately $87 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners L.P. is listed on the Nasdaq stock market and the Toronto stock exchange. Brookfield Property REIT is listed on the Nasdaq stock market. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $350 billion in assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found at bpy.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please click here to download on your iPhone or iPad. To download the app on your Android mobile device, please click here.

Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488 / Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s fourth quarter and full-year 2018 results as well as the letter to unitholders and supplemental information on BPY’s website at bpy.brookfield.com.

The conference call can be accessed via webcast on February 7, 2019 at 11:00 a.m. Eastern Time at bpy.brookfield.com or via teleconference by dialing +1 (844) 358-9182 toll-free in the U.S. and Canada or for overseas calls, dial +1 (478) 219-0399, conference ID: 2842607, at approximately 10:50 a.m. A recording of the teleconference can be accessed by dialing +1 (855) 859-2056 toll-free in the U.S. or Canada or for overseas calls, dial +1 (404) 537-3406, conference ID: 2842607.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

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Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Additional Information Regarding the Substantial Issuer Bid Offer

The offer to repurchase units referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any units of BPY. The solicitation and the offer to purchase units by BPY will be made pursuant to an offer to purchase, issuer bid circular, letters of transmittal, notices of guaranteed delivery, and related materials that BPY will file with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and that BPY will distribute to its unitholders, copies of which will be available free of charge from BPY, as well as available on the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com. These documents will contain important information about the offer and unitholders are urged to read them carefully when they become available.

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CONSOLIDATED BALANCE SHEETS

	Dec. 31,	Dec. 31,
(US$ Millions)	2018	2017
Assets
Investment properties	$80,196	$51,357
Equity accounted investments in properties	22,698	19,761
Property, plant and equipment	7,506	5,457
Participating loan notes	268	517
Financial assets	222	176
Accounts receivable and other	7,338	4,155
Cash and cash equivalents	3,288	1,491
Assets held for sale	1,004	1,433
Total Assets	$122,520	$84,347
Liabilities
Corporate debt obligations	$2,159	$1,359
Funds subscription facilities	4,516	432
Asset-level debt obligations	50,407	33,401
Subsidiary borrowings	6,729	1,692
Capital securities	3,385	4,165
Deferred tax liability	2,378	2,888
Accounts payable and other liabilities	6,043	3,970
Liabilities associated with assets held for sale	163	1,316
Equity
General partner	4	6
Limited partners	12,355	7,395
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	12,739	14,500
Limited partner units of Brookfield Office Properties Exchange LP	96	285
Class A shares of Brookfield Property REIT Inc.	3,090	-
Interests of others in operating subsidiaries and properties	18,456	12,938
Total Equity	46,740	35,124
Total Liabilities and Equity	$122,520	$84,347

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CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended Dec. 31,		Twelve Months Ended Dec. 31,
(US$ Millions)	2018	2017	2018	2017
Commercial property and hospitality revenue	$2,018	$1,515	$6,956	$5,840
Direct commercial property and hospitality expense	(837)	(707)	(3,087)	(2,696)
	1,181	808	3,869	3,144
Investment and other revenue	122	63	283	295
Share of net earnings from equity accounted investments	366	64	947	961
	1,669	935	5,099	4,400
Expenses
Interest expense	(775)	(492)	(2,464)	(1,967)
Depreciation and amortization	(79)	(74)	(308)	(275)
General and administrative expense	(439)	(160)	(1,032)	(614)
Investment and other expense	(9)	(15)	(26)	(138)
	367	194	1,269	1,406
Fair value (losses) gains, net	523	537	2,466	1,254
Income tax (expense)	(32)	227	(81)	(192)
Net income	$858	$958	$3,654	$2,468

Net income attributable to:
General partner	$-	$-	$-	$-
Limited partners	226	48	764	136
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	240	84	1,085	233
Limited partner units of Brookfield Office Properties Exchange LP	2	2	17	6
Class A shares of Brookfield Property REIT	66	-	112	-
Interests of others in operating subsidiaries and properties	324	824	1,676	2,093
	$858	$958	$3,654	$2,468

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RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended Dec. 31,		Twelve Months Ended Dec. 31,
(US$ Millions)	2018	2017	2018	2017
Commercial property and hospitality revenue	$2,018	$1,515	$6,956	$5,840
Direct commercial property and hospitality expense	(837)	(707)	(3,087)	(2,696)
NOI	1,181	808	3,869	3,144
Investment and other revenue	122	63	283	295
Share of equity accounted income excluding fair value gains	285	230	833	879
Interest expense	(775)	(492)	(2,464)	(1,967)
General and administrative expense	(439)	(160)	(1,032)	(614)
Investment and other expense	(9)	(15)	(26)	(138)
Depreciation and amortization of non-real estate assets	(17)	(7)	(45)	(31)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(43)	(180)	(552)	(695)
FFO	305	247	866	873
Depreciation and amortization of non-real estate assets, net(1)	11	7	35	27
Transaction costs(1)	85	15	221	41
Gains/losses on disposition of non-investment properties(1)	2	1	6	-
Imputed Interest(2)	13	16	51	38
FFO from GGP Warrants(3)	-	-	-	38
Company FFO	$416	$286	$1,179	$1,017

FFO	305	247	866	873
Depreciation and amortization of real estate assets	(63)	(67)	(264)	(244)
Fair value (losses) gains, net	523	537	2,466	1,254
Share of equity accounted income - Non FFO	81	(166)	114	82
Income tax (expense) benefit	(32)	227	(81)	(192)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(280)	(644)	(1,123)	(1,398)
Non-controlling interests of others in operating subsidiaries and properties	324	824	1,676	2,093
Net income	$858	$958	$3,654	$2,468

(1)	Presented net of non-controlling interests on a proportionate basis.
(2)	Represents imputed interest on commercial developments accounted for under the equity method under IFRS.
(3)	Represents incremental FFO that would have been attributable to the partnership's shares of GGP, if all outstanding warrants of GGP had been exercised including the dilution to FFO as a result of the issuance of additional common shares by GGP to give effect to the warrant exercise. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership’s settlement of the warrants on such a basis. The warrants were exercised in the fourth quarter of 2017.

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NET INCOME PER UNIT

	Three months ended
	Dec. 31, 2018			Dec.31, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$534	974.1	$0.55	$134	703.5	$0.19
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	534	1,044.1	0.51	134	773.5	0.17
Dilutive effect of conversion of capital securities and options(2)	7	19.6	0.36	-	0.3	-
Fully-diluted per IFRS	$541	1,063.7	$0.51	$134	773.8	$0.17

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2)	For the three months ended December 31, 2017, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Three months ended
	Dec. 31, 2018			Dec.31, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$534	974.1	$0.55	$134	703.5	$0.19
Dilutive effect of conversion of preferred shares(1)	29	70.0	0.41	29	70.0	0.41
Dilutive effect of conversion of capital securities and options	7	19.6	0.36	5	17.2	0.29
Fully-diluted per management	$570	1,063.7	$0.54	$168	790.7	$0.21

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

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NET INCOME PER UNIT

	Twelve months ended
	Dec. 31, 2018			Dec.31, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$1,978	796.8	$2.48	$375	704.7	$0.53
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	1,978	866.8	2.28	375	774.7	0.48
Dilutive effect of conversion of capital securities and options(2)	27	18.4	1.47	-	1.2	-
Fully-diluted per IFRS	$2,005	885.2	$2.26	$375	775.9	$0.48

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2)	For the twelve months ended December 31, 2017, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Twelve months ended
	Dec. 31, 2018			Dec.31, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$1,978	796.8	$2.48	$375	704.7	$0.53
Dilutive effect of conversion of preferred shares(1)	117	70.0	1.67	88	70.0	1.26
Dilutive effect of conversion of capital securities and options	27	18.4	1.47	27	24.5	1.10
Fully-diluted per management	$2,122	885.2	$2.40	$490	799.2	$0.61

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

Brookfield Property Partners L.P. 12